UF 3-5-03

5/03 3/6/03

03002113

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

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SEC FILE NUMBER
8- 049205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Triton Pacific Capial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, Suite 2910
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH. D.C.
208

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Vogelzang (310) 300-0835
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ~~Bob Vogelzang~~ Craig Faggen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 29th day of January, 2003

Helen A. Cox
Notary Public

Craig Faggen
Signature

managing partner
Title

HELEN A. COX
Comm. # 1266042
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires June 26, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triton Pacific Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Triton Pacific Capital, LLC

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2002 and the related statements of operations, changes in members' equity and cash flows for the year ended that you are filing pursuant to rule to 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Triton Pacific Capital, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 29, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Triton Pacific Capital, LLC
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 369,977
Marketable securities, at market value	130,237
Other receivables	7,291
Furniture & equipment, net of $28,174 accumulated depreciation	55,959
Other assets	92
Deposits	28,624
Total assets	$ 592,180

Liabilities and Members' Equity

Liabilities	
Accounts payable	$ 54,314
Income tax payable	6,000
Total liabilities	60,314
Members' equity	
Members' equity	531,866
Total Members' equity	531,866
Total liabilities and Members' equity	$ 592,180

The accompanying notes are an integral part of these financial statements.

Triton Pacific Capital, LLC
Statement of Operations
For the year ended December 31, 2002

Revenue	
Financial advisory	$ 1,143,650
Interest and dividends	9,981
Other	112
Unrealized gains (losses)	1,969
Total revenue	1,155,712
Expenses	
Employee compensation and benefits	1,050,771
Occupancy and equipment rental	204,150
Taxes, other than income taxes	75,328
Other operating expenses	470,914
Less reimbursed expenses	(140,141)
Total expenses	1,661,022
Income (loss) before income tax provision	(505,310)
Income tax provision	
Income tax provision	6,800
Total income tax provision	6, 800
Net income (loss)	$ (512,110)

The accompanying notes are an integral part of these financial statements.

Triton Pacific Capital, LLC
Statement of Operations
For the year ended December 31, 2002

	Members' Equity
Balance on January 1, 2002	$ 780,228
Members' contributions	263,748
Net income (loss)	(512,110)
Balance on December 31, 2002	$ 531,866

The accompanying notes are an integral part of these financial statements.

Triton Pacific Capital, LLC
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ (512,110)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
Depreciation	$ 16,827	
Valuation of marketable securities to market	(1,969)	
(Increase) decrease in:		
Prepaid expenses	12,442	
Other receivable	16,054	
Other assets	(92)	
(Decrease) increase in:		
Accounts payable	25,141	
Income taxes payable	4,958	
Total adjustments		73,361
Net cash and cash equivalents used in operating activities		(438,749)
Cash flows from investing activities:		
Proceeds from sale of property, plant, equipment	1,433	
Net cash and cash equivalents provided by investing activities		1,433
Cash flows from financing activities:		
Member contributions	263,748	
Net cash and cash equivalents provided by financing activities		263,748
Net decrease in cash and cash equivalents		(173,568)
Cash and cash equivalents at beginning of year		543,545
Cash and cash equivalents at end of year		$ 369,977
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Triton Pacific Capital, LLC
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Triton Pacific Capital, LLC (the "Company"), was organized in the State of California on February 28, 1996, as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation (SIPC).

The Company sells real estate investment trusts (REIT) securities. The Company provides investment banking services to institutional customers. All of the financial advisory income was earned was from less than ten (10) clients.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Furniture and equipment are recorded at cost. Depreciation is provided for by using the declining balance and straight line methods over estimated useful lives of five to seven years.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Advertising costs are expensed as incurred.

Triton Pacific Capital, LLC
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For taxes purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of corporate stock with the fair market value of $130,237. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in investment accounts.

Note 3: FURNITURE AND EQUIPMENT, NET

The furniture, equipment, and leasehold improvements, are recorded at cost.

		Depreciable Life Years
Furniture and fixtures	$ 32,444	5
Office equipment	51,689	5
	84,133	
Less accumulated depreciation	(28,174)	
Net furniture and equipment	$ 55,959	

Depreciation expense for the year ended December 31, 2002 was $16,827.

Note 4: RENT EXPENSE

Current year rent expense consists of the following:

Office rent		$ 178,271
Subtenants		45,693
	Total	$ 223,964

Note 5: INCOME TAXES

The Company is a California registered limited liability company. The Federal taxation is similar to a partnership, whereby the taxes are paid at the member level. All tax effects of a partnership's income or loss are passed through to the partners individually.

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2002, the Company recorded the minimum limited liability company income tax of $800 and gross receipts tax of $6,000.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company operates under a 32 month lease agreement for its premises commencing on December 26, 2000 and expiring on August 31, 2003.

The Company entered into various leases for office equipment and a vehicles. Rent expense under these agreements for the year ended December 31, 2002 was $23,308.

The future minimum lease expenses are:

December 30,	
2003	$ 164,647
2004	14,621
2005	11,261
2006	–
2007	–
Thereafter	–
Total	$ 190,529

Note 7: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $414,382 exceeded the minimum net capital requirement by $409,382; and the Company's ratio of aggregate indebtedness ($60,314) to net capital was 0.14:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Triton Pacific Capital, LLC
Notes to Financial Statements
For the year ended December 31, 2002

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 420,220
Adjustments:		
Retained earnings	$ (33,263)	
Haircuts	(80)	
Non-allowable assets	27,505	
Total adjustments		(5,838)
Net capital per audited statements		$ 414,382

Triton Pacific Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Members' equity	$ 531,866	
Total Members' equity		$ 531,866
Less: Non allowable assets		
Furniture and equipment, net	(55,959)	
Other receivables	(7,291)	
Deposits	(28,624)	
Total non-allowable assets		(91,874)
Net capital before haircuts		439,992
Less: Haircuts		
Haircuts on stocks	(19,536)	
Haircuts on money market accounts	(176)	
Undue concentration	(5,898)	
Total Haircuts		(25,610)
Net Capital		414,382
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ (4,021)	
Minimum dollar net capital required	(5,000)	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 409,382
Ratio of aggregate indebtedness to net capital	0.14: 1	

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002. (See note 8)

See independent auditor's report.

Triton Pacific Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Triton Pacific Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Triton Pacific Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Triton Pacific Capital, LLC

In planning and performing my audit of the financial statements of Triton Pacific Capital, LLC for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Triton Pacific Capital, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 29, 2003